[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

VERIFONE HOLDINGS, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

March 28, 2005

VIA EDGAR

Mr. Mark P. Shuman,
Branch Chief—Legal,
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, NW,
Washington, DC 20549.

  Re:
  VeriFone Holdings, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed February 23, 2005
  File No. 333-121947

Dear Mr. Shuman:

        On behalf of our client, VeriFone Holdings, Inc. (the "Company"), we have set forth below the Company's responses to the comments contained in the comment letter, dated March 23, 2005, from the staff (the "Staff") of the Securities and Exchange Commission, relating to Amendment No. 1 to the registration statement on Form S-1 (File No. 333-121947) (as so amended, the "Registration Statement") filed by the Company on February 23, 2005. The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2"). Amendment No. 2 reflects the Company's responses to the Staff's comments as well as certain updating information and conforming changes. We are also providing courtesy hard copies of Amendment No. 2, and this letter, including a version of Amendment No. 2 marked to reflect changes from the February 23 filing, to you, as well as to Barbara Jacobs, Chris Davis, Mark Kronforst and Daniel Lee of the Staff.

        The Company is prepared, pending the resolution of certain of the Staff's comments to distribute a preliminary prospectus and commence the offering of its shares in its initial public offering. In light of the current uncertainties in the equity markets and pending resolution of a few of the Staff's comments, the Company has not included the price range in this filing. The Company's response to comment No. 22, however, includes the Company's anticipated price range of $12-14 per share. The Company expects that this price range will hold in the absence of significant changes in the equity markets in the near term. The Company would appreciate the opportunity to discuss with the Staff several of its comments in order to be in a position to commence marketing the offering based on the indicated price range as soon as practicable. We will contact the Staff to seek to arrange a convenient time for such a discussion.

        In response to a number of the comments, the Company has changed or supplemented the disclosures in the Registration Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any amendment to the Company's filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

        The Company has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands that the Staff's comments, even where the Staff requests or suggests a disclosure change, are based on the Staff's understanding which, by necessity is based on the information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that certain of the Staff's comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

        Except as otherwise noted in this response letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the Company's response. Unless otherwise indicated, all references to page numbers are to Amendment No. 2.

1.
We have read your response to prior comment number 7 and note that "EBITDA, as adjusted" appears to be used as a measure of operating performance. However, your disclosures continue to suggest that "EBITDA, as adjusted" is a measure of your liquidity. Revise to clarify and explain to us why you reconcile the measure to net income if your intention is to present this as a liquidity measure.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at pages 7, 8, 25 and 26 in response to the Staff's comment. The Company supplementally clarifies for the Staff that it uses EBITDA, as adjusted, as a performance, rather than as a liquidity measure.

2.
If "EBITDA, as adjusted" is intended to be a measure of liquidity, explain how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K as it appears that several excluded items required cash settlement. Note that "EBITDA, as adjusted" is not exempt from complying with this item and it appears that excluding items: such as interest expense, income taxes, management fees and foreign currency losses may not be appropriate. In addition, this measure does not appear to be a "material covenant" as contemplated in Question 10 of the FAQ based on your response and disclosures on page 47. Address how you assessed compliance with Item 10(e)(1)(ii)(A) for each excluded item in your response.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at pages 7, 8, 25 and 26 in response to the Staff's comment. The Company supplementally clarifies for the Staff that it uses EBITDA, as adjusted, as a performance, rather than as a liquidity, measure.

3.
If "EBITDA, as adjusted" is intended to be a measure of performance, we believe that you should further enhance your disclosures related under Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the related FAQ. Your disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what represents financial performance. For example, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance (e.g., interest expense, taxes, management fees, foreign currency items, etc.). Revise your disclosures to clearly define what you consider to be your financial performance and why each item is excluded.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at pages 7, 8, 25 and 26 in response to the Staff's comment.

4.
Tell us and disclose whether your auditors identified any reportable conditions for the period ended October 31, 2004.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 17 in response to the Staff's comment.

5.
We note your response to our prior comment no. 14. If completed, please update your disclosure in respect of your acquisition of GO Software.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 21 in response to the Staff's comment.

6.
We note your response to our prior comment no. 16. It appears to be the case that VeriFone Holdings, Inc., acquired 100% of your predecessor, but that Gores Technology Group became a 12% stockholder in you as part of its consideration in the transaction. Please consider clarifying your disclosure, and note the related comment below on the financial statements.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 27 in response to the Staff's comment.

7.
Revise to provide the disclosures required by SFAS 132(R) with respect to your defined benefit plans described in your response to prior comment 26. Alternatively, explain to us why such disclosure is unnecessary.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the Company only has two defined benefit plans covering approximately 40 foreign workers. The fair value of the assets under the plans and the projected benefit obligation under the plans are each less than $1 million. Further, the pension costs for the year ended October 31, 2004 were less than approximately $200,000. As a result, the Company believes that disclosure pursuant to FAS 132(R) is not required and that such disclosure would not be meaningful to investors. The Company assumes that the Staff's comment is intended to reference prior comment 25.

8.
Please update your disclosure in order to discuss your financial ratios as of January 31, 2005.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 49 in response to the Staff's comment.

9.
In your response to prior comment 11, you state that sales to First Data and its affiliates primarily consist of sales to First Data's subsidiaries. In your response letter, please clarify whether sales under any agreement with one or more of the First Data affiliates comprised more than ten percent of VeriFone's revenues during the most recently completed fiscal year.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that neither it nor its subsidiaries are party to any agreement with one or more affiliates of First Data Corporation that comprises more than ten percent of the Company's consolidated net revenues for the year ended October 31, 2004.

10.
We refer you to your industry data with respect to your "Europe" discussion and your supplemental information. It appears that the 7.4 percent increase in the U.S. from 2002 to 2003 encompasses only Visa and MasterCard credit card transactions. Please advise. Please also clarify whether the 15.2 percent increase in Europe includes debit transactions.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the 7.4 percent increase referred to in this comment encompasses only Visa and MasterCard credit card transactions, and the 15.2 percent increase includes both credit and debit transactions. The Company has revised the text of Amendment No. 2 at page 57 in response to the Staff's comment.

11.
We note your response to our prior comment no. 32. Please explain how your internally generated sales data provides you with sufficient basis to determine that you account for a majority of new shipments as well as the installed base of point of sale devices in each of the jurisdictions.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that its internally generated sales data as well as market information gathered by its sales professionals provides the basis for these statements. A small group of customers comprise the majority of the market in Poland, Russia and Mexico. Most of these customers issue requests for proposals, or RFPs, for each purchase of point of sale devices. The results of the RFP process are also disclosed to all bidders. As a major vendor in point of sale technology, the Company believes that it participates in all RFPs. For its customers who do not issue RFPs, the Company estimates its market share based on information obtained directly from its customers. The Company is in contact with the relevant purchasing departments of these customers and is aware of their annual purchase budgets in virtually all cases.

12.
Please reconcile the disclosure that 1,500,000 shares are authorized under your New Founders' Stock Option Plan with your following disclosure that options for 1,644,300 shares were issued through January 31, 2005.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the figure of 1,644,300 includes options that have been cancelled upon termination of the optionee's employment, returned to the available pool and reissued. Net of cancellations, options for a total of 1,485,725 shares had been issued under the New Founders' Stock Option Plan through January 31, 2005. The Company has revised the text of Amendment No. 2 at page 80 in response to the Staff's comment.

13.
Please disclose the nature of the services that you received from the affiliate of Gores Technology Group and of Alec Gores and Micron PC for the $2 million and $559,000, respectively, you paid to them.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 82 in response to the Staff's comment.

14.
Please clarify whether you will have any continuing obligations under the purchase agreement and stockholders agreement related to your 2002 acquisition after the consummation of the initial public offering. If so, please describe briefly those actions for which you must obtain the consent of the holders of a majority of your shares of common stock issued in your recapitalization. Further, please consider whether risk factors should be provided with respect to how these continuing obligations, e.g., consent for certain actions and consent for a sale of the company to a non-affiliate of GTCR, would restrict your ability to enter into transactions that independent shareholders might favor. Please also disclose when these continuing obligations terminate as well as the existence of any other material obligations not otherwise specifically mentioned in this comment.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at pages 17 and 84 in response to the Staff's comment.

15.
Please disclose the individual or individuals who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale by selling stockholders that are legal entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

        COMPANY RESPONSE:    The Company acknowledges the Staff's comment, has revised the text of Amendment No. 2 at page 88 in response to the Staff's comment and will further revise the Registration Statement accordingly with respect to any other selling stockholders prior to distributing a preliminary prospectus.

16.
Please disclose whether any selling stockholder is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction based compensation for investment banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

        COMPANY RESPONSE:    To the Company's knowledge after due inquiry, no selling stockholder is a registered broker-dealer.

17.
Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

        COMPANY RESPONSE:    To the Company's knowledge after due inquiry, no selling stockholder is an affiliate of a registered broker-dealer.

18.
We note your response to our prior comment no. 49. Please make disclosure similar to your response in your prospectus.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page 98 in response to the Staff's comment.

19.
According to your disclosures on page F-9, Systems Solutions' revenues are recognized "upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement." Revise to provide an indication of the general extent to which revenue is recognized under each alternative. In addition, briefly describe the nature of your acceptance clauses related to Systems Solutions' sales.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page F-9 in response to the Staff's comment. The Company supplementally advises the Staff that its customer agreements for systems solutions do not include acceptance clauses, and the text has been revised at page F-9 to reflect this.

20.
Revise your disclosures to provide the clarifying information included in your response to prior comment 58. Clarify for readers the indirect ownership relationship and further explain how you "effectively" acquired 88% of the Predecessor.

        COMPANY RESPONSE:    The Company has revised the text of Amendment No. 2 at page F-18 in response to the Staff's comment.

21.
We have read your response to prior comment 61 and it is unclear to us how the method used to allocate the proceeds of the senior subordinated debt complies with paragraph 16 of APB No. 14 that requires use of relative fair values. Supplementally, explain how your method complies with this guidance.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that it believes the method employed to allocate the proceeds of the senior subordinated debt complies with APB No. 14, as it was based on the estimated fair values of each of the securities offered in connection with the 2002 acquisition. Fair value of each security was estimated with the assistance of Deloitte & Touche LLP, a third-party valuation specialist, by analyzing the stated terms and rights of each class of securities relative to market data, giving consideration to both the total proceeds raised and the acquisition price paid for the Company. Following is a more detailed overview of the valuation process.

        As presented in the Company's response to the Staff's prior comment 61, the total proceeds raised to effect the 2002 acquisition were $160.7 million, which roughly approximated the purchase price paid for the Company's predecessor in the 2002 acquisition. As this represents the fair value of the Company, it also represents the collective fair value of the securities.

        The first step in the analysis was to analyze the senior secured debt. Senior secured debt totaling $35 million was raised in an arms-length negotiation with third party lenders who did not purchase any other securities in the Company. Therefore their face values and face rates were deemed to be "at-market."

        The remaining $125.7 million was then allocated among the senior subordinated debt, the Class A redeemable convertible preferred stock, the preferred stock warrants, and the common stock warrants on a relative fair value basis, by performing a number of analyses in an iterative fashion and assessing the results for reasonableness. The goal of these analyses was to estimate the fair value of the subordinated debt and preferred stock exclusive of the warrants that were packaged with each, by analyzing the face yield of each security relative to market rates, and then to also arrive at indications of value for the preferred and common stock warrants and the common stock. Because the strike prices of both the preferred and common stock warrants were $0.01 per share, the values of the warrants were essentially the value of the underlying preferred and common stock, respectively.

        The senior subordinated debt was issued with a face interest rate of 13% per annum, requiring interest-only payments, and a maturity of 2012, or ten years from issuance. In connection with this debt issuance, preferred stock warrants were issued as well. The preferred stock carried a face value of $1,000 per share, with a fixed redemption amount, a fixed face rate of 9% per annum and a term of 10 years. The intention of management from the outset was to redeem the preferred stock in a recapitalization to occur within 18 to 24 months of the acquisition, and to defer dividends until that time. Therefore, the preferred stock was essentially a redeemable, zero coupon debt instrument, with a face value of $1,000 per share, but would have a lower fair value because its face yield was below market.

        Both the senior secured debt and the preferred stock were benchmarked against a range of market yields on high yield securities that were deemed most comparable to the Company's securities. These yields ranged from 14.4% to 18.4%. Based upon that market yield data, the present values of expected future payments to the senior secured debt holders and the preferred stockholders were calculated and a fair value for each security was estimated. The value of the preferred stock also provided an indication of value for the preferred stock warrants, as they had a nominal strike price of $0.01. The remainder was allocated to the common shares. The resulting allocation of value was assessed and minor adjustments were then made to the yields to arrive at an allocation of proceeds that were deemed to reasonably represent the relative fair value of each class of security, while allocating all of the proceeds. The yield assumption applied to the senior subordinated debt was approximately 15.9%, while the yield assumed for the preferred stock was 10.1%. The preferred yield was determined based on an effective yield of 100 basis points above the effective yield on the senior subordinated debt, which was then adjusted to account for the different tax treatment of interest and dividends.

        These assumptions resulted in the allocation of value presented in the table in the Company's response to the Staff's prior comment 61.

22.
We have read your response to prior comments 64 and 65. Supplementally, tell us whether each of the third-party valuations you obtained to value your equity instruments were contemporaneous or retrospective. In addition, provide a robust explanation of the reasons for the significant increase in the market value of invested capital (MVIC) since June 2002. Separately quantify and explain the impact on the MVIC of any material changes in your assumptions such as the marketability discount and cost of capital as well as any developments in your business or milestones achieved. Address how the company's stage of development and perceived risk of investment affected your valuations since June 2002.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that in assessing the fair value of the shares of the Company's common stock underlying equity awards granted subsequent to the acquisition of VeriFone, Inc. on July 1, 2002, the Company's board of directors used valuation methodologies that it believes are consistent with the recommendations of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "practice aid"). The board reviewed the guidance set forth in the practice aid and determined that using valuation reports as of the time of equity transactions was a reasonable basis for assessing the value of the common stock. In making this determination, the board noted that during the review period there were no quoted market prices in active markets for the Company's common stock and there were no arms'-length cash transactions with unrelated parties for issuances of its equity securities (other than the initial acquisition of VeriFone, Inc. on July 1, 2002). In these circumstances, the practice aid recommends engaging an unrelated valuation specialist to assist management in determining fair value of common stock. The board engaged Deloitte & Touche LLP, a third-party valuation specialist, to provide this valuation assistance. The board also noted that the valuation reports contained all of the required content for valuation reports outlined in the practice aid.

        In addition, according to the practice aid, for an enterprise, such as the Company, which has an established history of profitable operations or generation of positive cash flows, the use in the valuation reports of both market and income approaches is appropriate. The particular methodologies used in the Company's valuation reports for each of these two approaches was consistent with the methodologies described in the practice aid.

        The Board, with assistance from Deloitte & Touche LLP determined the fair value of the Company's common stock as set forth below:

  •
  July 1, 2002—Fair value of shares of common stock determined as of July 1, 2002 (report dated December 2003) in connection with the concurrent transactions with stockholders to purchase shares of common and preferred stock, to issue debt and to issue warrants to purchase shares common and preferred stock ("July 2002 Valuation")

  •
  January 31, 2003—Fair value of shares of common stock determined as of January 31, 2003 (report dated March 2004) for the purpose of valuing grants to executives under the 2002 Securities Purchase Plan in February through April 2003 ("January 2003 Valuation")

  •
  June 30, 2004—Fair value of shares of common stock determined in a contemporaneous report for the purpose of adjusting the exercise price of outstanding options concurrent with the Company's equity restructuring ("June 2004 Valuation")

  •
  December 31, 2004—Fair value of shares of common stock determined in a contemporaneous report for the purpose of valuing shares of common stock for option grants ("December 2004 Valuation")

        These valuations were used in connection with the following issuances of equity subsequent to the July 1, 2002 acquisition of VeriFone, Inc.

Valuation Used	Fair Value per share	Date of Grant	Type	Number	Purchase/ Exercise Price per share
July 2002	*	July 2002	Stock	7,131,417		$0.03	(1)
January 2003	*	February 2003 April 2003 April 2003 September 2003 October 2003 January 2004 February 2004	Stock Stock Option Option Option Option Option	625,670 104,279 705,300 5,000 5,000 120,000 120,000	$ $ $ $ $ $ $	0.03 0.03 3.05 3.05 3.05 3.05 3.05	(2) (2) (3) (3) (3) (3) (3)
June 2004	*	July 2004 September 2004	Option Option	325,000 237,000	$ $	3.28 3.05
December 2004	*	January 2005	Option	277,000		$10.00	(4)

(1)
In connection with this issuance of restricted stock, the Company recorded deferred stock-based compensation of $251,000.

(2)
In connection with the issuance of restricted stock in February and April 2003, the Company recorded deferred stock-based compensation of $195,000 in the three months ended April 30, 2003.

(3)
Original exercise price of $5.00 per share modified under the June 2004 equity restructuring

(4)
In connection with the issuance of these options, the Company recorded deferred stock-based compensation of $442,000 in the three months ended January 31, 2005

*
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
TO THE SECURITIES AND EXCHANGE COMMISSION.

        For the valuations subsequent to July 2002, the Board determined the fair value of the Company (from which the value of the shares of the Company's common stock is derived) using an income and market approach. The discounted cash flow method was employed for the income approach and the guideline company method and the guideline transaction method were employed for the market approach. Each method was used to arrive at an estimate of the fair market value of invested capital, or MVIC. MVIC is defined as the market value of equity plus interest-bearing debt. Each method's estimated value was weighted to determine a weighted average valuation.

        The following tables provide a summary of the forecast assumptions and the weighted average cost of capital components used to determine contemporaneous valuations as well as the MVIC valuation indicated for the valuation methods employed, followed by a valuation summary that details the valuations derived and used in the fair value.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
TO THE SECURITIES AND EXCHANGE COMMISSION]

        The forecast assumptions significantly affect the discounted cash flow analysis. The forecast assumptions for the January 2003 and June 2004 Valuations were the same. In the December 2004 Valuation, the forecast assumptions were improved reflecting the Company's significantly improved results and operating environment. The improved revenue growth assumptions (10% per annum as compared to 5%) were supported by the second consecutive year of revenue growth at or near the 15% level in the year ended October 31, 2004, which followed several years of little or no revenue growth, as well as the improved quarterly year-over-year revenue growth rates, which improved from 6.2% for the quarter ended January 31, 2004 to 20.4% for the quarter ended October 31, 2004. At the time of the valuation, the then-current quarter was also exhibiting strong growth and the Company ultimately recorded a 26.5% year-over-year increase in revenues for the quarter ended January 31, 2005. The increased revenue growth rate assumptions also reflect the improved operating environment as International sales benefited from adherence to EMV (Europay, MasterCard and Visa standards) deadlines in many markets after several years in which deadlines were regularly extended, increasing acceptance of PIN-based debit in the U.S. as well as accelerating sales of the Company's systems solutions incorporating advanced communications capabilities (primarily IP and wireless) worldwide. The December 2004 Valuation also reflected an improvement in net margins, which is attributable to the Company's operating leverage and the forecast improvement in revenues as well as the Company's cost containment efforts. This improvement is consistent with the Company's recent improvement in operating margins which were 6.3% for 2003 and 8.9% for the year ended October 31, 2004 following several years of negative operating margins.

*          *          *          *

Weighted Average Cost of Capital Components	7/1/2002	1/31/2003	6/30/2004	12/31/2004
Discount rate	n/a	18%	11%	12%
Risk free rate	n/a	4.93%	5.46%	4.85%
Market risk premium	n/a	7.0%	7.2%	7.2%
Median beta	n/a	1.3	2.2	1.4
Adjusted equity risk premium	n/a	9.3%	16.1%	10.0%
Ratio of debt to total invested capital	n/a	12.5%	55.0%	25.0%
After-tax cost of debt	n/a	4.3%	3.0%	4.1%

        The weighted average cost of capital components largely consists of market-driven variables. Among the more significant variations, median beta reflected a group of comparable companies that was expanded in the June 2004 Valuation to include an additional direct competitor of the Company that completed a successful initial public offering in the U.S. In the December 2004 Valuation, the Company's peer group was modified to encompass a range of companies in the broader retail technology industry, reflecting the Company's enhanced profile and its leadership position within its industry. This expanded group of comparable companies which resulted in an increase in the Company's valuation on the Guideline companies method was also consistent with the views communicated to the Company in connection with its initial discussions with prospective underwriters for its initial public offering, which indicated that the Company's enhanced profile subsequent to the June 2004 recapitalization provided a benchmark in which businesses with higher trading multiples were appropriate comparables for the Company. The Company's ratio of debt to total invested capital increased for the June 2004 Valuation to reflect the debt raised in the 2004 recapitalization and was reduced for the December 2004 Valuation to reflect the equity proposed to be raised in the initial public offering (discounted for the expected probability of completion).

*          *          *          *

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
TO THE SECURITIES AND EXCHANGE COMMISSION]

        The MVIC Valuation reflects the Company's use of a combination of the valuation methodologies described above. For the July 2002 Valuation, the Company used the values established by the 2002 acquisition. For the January 2003 Valuation, a combination of methods were used, including one comparable transaction. No comparable transactions were available for either the June 2004 Valuation or the December 2004 Valuation. As indicated in the tables in each Valuation, the individual valuation approaches yielded consistent results for supporting the ultimate valuations used.

*          *          *          *

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
TO THE SECURITIES AND EXCHANGE COMMISSION]

Forecast Assumptions and Business Developments

        The forecasts used for each of the valuations represented the Company's best estimate of future cash flows for a five-year period at the relevant time—which in each case were the same forecasts used internally for operating purposes and the forecasts provided to investors and investment advisors. The five-year forecasts consisted of an operating budget for the first year and projections using anticipated market growth after the first year. The forecasts used in the June 2004 Valuation were identical to the forecasts provided to the banks that provided commitments for the Company's $292 million Senior Credit Facility. These forecasts were also used to support the work of another third-party valuation firm that prepared a solvency opinion supporting the June 2004 recapitalization and dividend. The forecasts used in the December 2004 Valuation were identical to the forecasts presented to potential underwriters in November 2004 when the Company began substantive conversations regarding a potential initial public offering.

        The following discussion provides additional information regarding the changes in fair value between the various valuations.

January 2003 Valuation compared to June 2004 Valuation

        The Company's forecasts for the January 2003 and the June 2004 Valuations were each based on the then-current year operating plan and projected growth rates (i.e., the fiscal year 2003 and fiscal year 2004 operating plans, respectively). The forecasts used in both valuations were identical, except for incorporating actual results through the valuation date. The Company then applied consistent revenue growth rates, terminal growth, net margin and tax rate assumptions.

        As mentioned above, the same projections used for the June 2004 Valuation were relied upon by a second third-party valuation specialist which delivered a solvency opinion to the Company's Board of Directors. The second valuation specialist valued the Company at [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY THE SECURITIES AND EXCHANGE COMMISSION], compared to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY THE SECURITIES AND EXCHANGE COMMISSION] valuation determined by Deloitte & Touche LLP.

        In addition to the organic growth in the Company's business, a key driver in the valuation increase between the January 2003 and June 2004 Valuations was the Company's June 2004 recapitalization. The Company's leverage increased considerably with the recapitalization, while the effective rate paid by the Company on its debt decreased significantly from its prior capital structure. The Company retired the only available high rate debt issued to purchase VeriFone, Inc., and replaced it with more debt at significantly reduced rates. The recapitalization enabled the Company to reduce the weighted average rate paid on its indebtedness from 13% per annum to approximately 5.7% per annum. The Company believes that this reduction in its cost of debt evidences the development in the Company over the period and the Company's evolving capacity to demonstrate consistent and attractive operating results, following a long period in which the Company's results would not permit it to raise significant third party debt financing on attractive terms, nor be an appropriate base on which to establish a market for its equity.

June 2004 Valuation compared to December 2004 Valuation

        The Company's forecasts for the June 2004 and the December 2004 Valuations were based on the Company's operating plans in place at the time of each valuation (i.e., the fiscal year 2004 operating plan for the June 2004 Valuation and the fiscal year 2005 operating plan for the December 2004 Valuation). The revenue and profit assumptions in the December 2004 Valuation significantly increased as a result of improved sales of the Company's systems solutions, due largely to increases in International sales, which were attributable in part to the implementation of new EMV standards following several periods in which EMV deadlines were extended, as well as increasing acceptance of PIN-based debit in the U.S. and higher demand worldwide for systems solutions incorporating advanced communications capabilities (i.e., wireless and IP).

        This increase was also consistent with the Company's operating history, in which it exceeded the forecasts included in the fiscal year 2004 operating plan used in its June 2004 Valuation. The increase in revenue projections was supported by a second consecutive year of 15% revenue growth in the year ended October 31, 2004. In addition, quarterly year-over-year growth rates began to accelerate rapidly in the quarter ended July 31, 2004. Quarterly year-over-year revenue growth rates were 6.2%, 15.6%, 17.1%, 20.4% and 26.5% for the quarters ended January 31, April 30, July 31, and October 31, 2004 and January 31, 2005. The Company believes that the higher forecast growth rates will be sustainable because of its improved financial position which will enable it to capitalize on a market opportunity as well as its ability to acquire complementary technologies will contribute to additional growth and cash flow generation, as evidenced by its recent acquisition of GO Software, which was agreed in December 2004 and closed in February 2005.

        The forecast also reflected the margin benefits that Company expects not only from the operational leverage gained by the increased revenues but also those resulting from the Company's expectation that its cost containment practices, particularly related to supply chain and services would begin to benefit its gross margin. The Company's expectation of future cash flow generation increased as the Company stabilized its business and its market environment has improved.

        Lastly, the Company's forecast benefited from an assumed reduction in its tax rate based on the expectation that it would successfully implement a new tax structure that would reduce its world-wide effective tax rates to a forecast rate of 32% in part due to the Company's expanding operations in international markets with lower tax rates. The new tax rate structure, which is explained on page 29 of Amendment No. 2, was in the early stages of planning at the end of October 2004. The planning for a new tax structure accelerated in the later half of calendar year 2004 after the Company hired a new Chief Financial Officer and a new Director of Tax in July 2004 and August 2004 respectively.

Guideline Companies Analysis

        The transaction and valuation multiples were:

		Valuation Multiples
MVIC Multiple	Transaction Multiple 7/1/2002
		1/31/2003	6/30/2004	12/31/2004
Sales	0.55	0.54	1.3	2.6
EBITDA	n/a	n/a	n/a	19.0

        For the January 2003 and June 2004 Valuations, the Company's peer group included its direct competitors. The peer group multiples for the Valuations through June 30, 2004 increased due to the equity market increase, consistent with the general market appreciation from July 2002 through June 2004. The valuation multiple used in the December 2004 Valuation was impacted by general market improvement, but was primarily affected by the expansion of the peer group.

        After commencing substantive conversations with investment bankers in late November 2004 regarding an initial public offering, receiving initial preliminary valuations from prospective underwriters on December 7-8, 2004 and formally beginning its initial public offering process on December 21, 2004, the Company now expects the public market to compare the Company for valuation purposes not only with its direct competitors in the payment technology industry, but more broadly with companies which operate in the retail technology industry. This peer group, which was reflected in the December 2004 Valuation, is consistent with the Company's recent plans to leverage its market position to expand into other related or complementary markets. This expansion of the peer group is also consistent with the recent acquisition of GO Software on February 28, 2005. As a result, the peer group for the December 2004 Valuation has been expanded beyond the Company's direct competitors.

Marketability discount

        The marketability discount is affected by both time and the risk related to a liquidity event. Over time, as the Company's business progressed and the likelihood of a liquidity event increased, the Company reduced the marketability discount from 35% to 25% to 15% at the respective valuation dates based on the then-current expectation of the likelihood and timing of a potential IPO.

        Based on preliminary discussions with the Company's underwriters, the expected pricing range of the Company's initial public offering is from $12 to $14 per share. The December 2004 Valuation, after applying the marketability discount, is consistent with this range.

        Therefore, the Company respectfully advises the Staff that, it believes that the Board of Director's practices in determining the fair value of the Company's common stock are consistent with, and appropriately accounted for pursuant to, the AICPA Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

23.
We note that page 22 of the presentation given to the board of directors on December 16, 2004 includes a footnote that indicates you "now allocate the variance between management cogs and standard cogs to the region." Supplementally, clarify the meaning of this footnote and its effect on your reporting differences between the actual and standard cost of system solutions revenues within "Corporate" in your segment disclosures.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that management cost of goods sold is a separate basis of cost of goods sold which is used to compute sales commissions for personnel whose compensation is based on gross profits or gross margin (percentage). The Company creates variances between management cost of goods sold and standard cost of goods sold in order to influence sales behavior.

        The Company determined that it would be preferable to have internal operating segment reporting which is based on standard cost of goods sold rather than management cost of goods sold, and made this change on December 16, 2004. The Company then restated prior year segment internal financial reports using standard cost of goods sold. This information is used as the source of the Company's Segment Information disclosure beginning on F-42.

24.
In your response to prior comment 37 you state that you will be filing the NCR agreement as an exhibit. You redacted portions of your description of the economic terms of that agreement from the electronically filed response letter. Are we correct in presuming that you intend to submit a confidential treatment request with respect to portions of that agreement? If so, please note that the staff will need a reasonable period of time to evaluate any application for confidential treatment.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the portions of the Company's response to prior comment 37 that were redacted in the electronically filed response letter did not disclose any terms of the NCR agreement itself. The Company filed the NCR agreement as exhibit 10.14 to Amendment No. 1 to the Registration Statement without redaction and had not intended to submit a confidential treatment request with respect to that agreement.

25.
We note your response to our prior comment no. 72. Please reconcile the approximately $1,000,000 aggregate purchase price for your common stock as disclosed in Note 3 to your financial statements with the $1,232,607 aggregate purchase price for the 36,978,209 shares of common stock purchased by GTCR and TCW/Crescent Mezzanine as disclosed in Item 15. We also note that including the purchase of stock by Mr. Bergeron and eight other executives would further increase the cash purchase price of your common stock on July 1, 2002 beyond the $1,000,000 disclosed in Note 3. Please explain.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the issuance of common stock to GTCR, TCW/Crescent Mezzanine, Douglas Bergeron and his affiliates, and eight executives described in the first paragraph of Item 15 of Amendment No. 2 totaled 44,109,626 shares of common stock with an aggregate purchase price of $1,470,321. The $1 million disclosed in Note 3 to the Company's financial statements is that $1,470,321 figure rounded to the nearest million dollars.

*          *          *          *

        REVISED RESPONSE TO THE STAFF'S PRIOR COMMENT 52:    The Company provides the following revised response to the Staff's prior comment 52, based on information received from the underwriters since the Company's initial response to prior comment 52. Prior comment 52 appears below, immediately before the Company's revised response

51.
Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

        COMPANY RESPONSE:    The Company understands the following from J.P. Morgan Securities Inc.:

        J.P. Morgan Securities Inc. plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The Internet address of NetRoadshow, Inc. is www.netroadshow.com. J.P. Morgan Securities Inc. has entered into an agreement with NetRoadshow, Inc. which will be supplementally provided to the Staff.

        The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show and that, in accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no action letters relating to Internet road shows.

        The Company also understands the following from Credit Suisse First Boston:

        Credit Suisse First Boston intends to post the prospectus on its external website, CSFB Equity New Issues, and on the website of TheMarkets.com. The Internet address of CSFB Equity New Issues is ipo.csfb.com/ipo/locale.htm and the internet address of TheMarkets.com is www.themarkets.com. Credit Suisse First Boston has entered into an agreement with TheMarkets.com which will be supplementally provided to the Staff. The only material that will appear on the website of CSFB Equity New Issues and the website of TheMarkets.com is the prospectus and basic deal information including the name of the company, the names of the managers, the filing date, approximate deal size and price range and the number of shares to be issued. Investors who access these sites will be able to download or print the preliminary prospectus.

*          *          *          *

        If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Daniel N. Webb on (650) 461-5652.

                      Very truly yours,

                      /s/  SCOTT D. MILLER
                      Scott D. Miller

cc:
Barbara Jacobs
Chris Davis
Mark Kronforst
Daniel Lee
(Securities and Exchange Commission)

  Douglas G. Bergeron
  Barry Zwarenstein
  (VeriFone Holdings, Inc.)

  Alan F. Denenberg
  (Davis Polk & Wardwell)